ENCOMPASS FUND

Opportunities. Not Boundaries.

Welcome to the Encompass Fund. Our investment style provides our shareholders with exposure to a wide range of opportunities. Always taking risk into account, we invest in a variety of sectors and look for opportunities that our managers think have the best potential for appreciation, regardless of the size of the company or whether it is domestic or foreign. As a result, our investments include companies that we believe are deeply undervalued, and often are unknown, underappreciated, or not followed by analysts and Wall Street.

Historical Performance of Encompass Fund for the Period Ended 12/31/08:

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	Year To Date	1 Year	Calendar 2007	Annualized Since Inception (6/30/06)
Encompass Fund	-61.59%	-61.59%	12.25%	-30.25%
Dow Jones Wilshire 5000 Index	-37.23%	-37.23%	5.62%	-11.20%

Current Price of Encompass Fund:

Date: 1/26/2009
Net Asset Value (NAV): $4.36
Change from Previous Close: $0.07

Historical Prices (click here)

Returns include change in share prices and in each case includes reinvestment of any dividends and capital gain distributions. The Dow Jones Wilshire 5000 Index measures the performance of all U.S. headquartered equity securities with readily available price data. Over 5,000 capitalization weighted security returns are used to adjust the index.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-888-463-3957. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-888-463-3957. The prospectus should be read carefully before investing.

ENCOMPASS FUND

Opportunities. Not Boundaries.

Portfolio Information

The Encompass Fund invests in a wide variety of sectors some of which are not well-known or well-understood by many American investors. While the Fund's Managers believe that companies in these lesser known sectors often have more appreciation potential than better known companies and often offer unusual opportunities, these companies may also offer less liquidity and may be more volatile.

By investing in a wide variety of sectors, including sectors that respond differently to certain economic and market conditions, the Fund's Managers believe the Encompass Fund may avoid the sharp declines that funds investing in fewer or in more similar sectors eventually experience. For example, large-cap funds usually perform poorly when large-cap stocks are out of favor as was the case from 2000 to 2006. During that seven-year period, the average large-cap fund's seven year performance was in negative territory. Likewise, many technology mutual funds declined over 50% between 2000 and 2002. The managers of these funds have no choice but to stick with their sectors through bad times even if they believe their sectors will perform poorly. The Encompass Fund invests in the companies its Managers think have the best potential for appreciation taking into account the level of risk, regardless of the size of the company or whether it is a domestic or international company.

The Fund managers currently believe that there are opportunities in commodities companies producing gold, silver, copper, nickel, uranium and oil and gas. The managers also believe that companies in the health care sector, both generic drug companies and branded drug producers, as well as industrial companies, consumer discretionary companies and Real Estate Investment Trusts (REIT's) provide attractive investment opportunities.

TOP TEN EQUITY POSITIONS
AS OF DECEMBER 31, 2008
(not audited, for informational purposes only)

NAME	PERCENT OF PORTFOLIO
1) Seabridge Gold, Inc.	10.09%
2) NorthWestern Corporation	7.24%
3) Teva Pharmaceutical Industries	6.73%
4) Exeter Resource Corporation	4.51%
5) Covidien, Ltd.	4.19%
6) Delcath Systems Inc.	3.67%
7) Crescent Point Energy Trust	3.64%
8) Silver Wheaton Corp.	3.50%
9) Aegean Marine Petroleum Network Inc.	3.30%
10) Daylight Resources Trust	3.26%

SEABRIDGE GOLD INC.

Seabridge has acquired a 100% interest in nine North American gold resource exploration and development projects.

NORTHWESTERN CORPORATION

NorthWestern is an electric and gas utility, with customers in Montana, South Dakota and Nebraska.

TEVA PHARMACEUTICAL INDUSTRIES

Teva Pharmaceutical Industries Limited engages in the development, manufacture, and marketing of generic and human pharmaceuticals, active pharmaceutical ingredients (APIs), and animal health pharmaceutical products.

EXETER RESOURCES CORPORATION

Exeter Resource Corporation engages in the discovery, evaluation, and mining of gold-silver and/or gold-copper deposits principally in South America.

COVIDIEN

Covidien, Ltd. engages in the development, manufacture, and sale of healthcare products for use in clinical and home settings worldwide. It operates through four segments: Medical Devices, Pharmaceutical Products, Imaging Solutions, and Medical Supplies.

DELCATH SYSTEMS INC.

Delcath Systems, Inc., a development stage company, engages primarily in the development and testing of systems for the treatment of liver cancer. It develops Delcath system, a phase III clinical trial product for use in administering melphalan in the treatment of melanoma that has spread to the liver.

CRESCENT POINT ENERGY TRUST

Crescent Point Energy Trust is a conventional oil and gas income trust with assets strategically focused in Western Canada.

SILVER WHEATON CORP.

Silver Wheaton Corp., a mining company, engages in the silver production. The company purchases silver from Goldcorp mines in Mexico, Zinkgruvan Mine in Sweden, Yauliyacu Mine in Peru, and Stratoni Mine in Greece.

AEGEAN MARINE PETROLEUM NETWORK, INC.

Aegean Marine Petroleum Network, Inc., through its subsidiaries, operates as a marine fuel logistics company that supplies and markets refined marine fuel and lubricants to ships in port and at sea. It provides fueling services to ocean-going and coastal vessels, such as oil tankers, container ships, drybulk carriers, cruise ships, and ferries.

DAYLIGHT RESOURCES TRUST

Daylight Resources Trust is a high quality balanced natural gas and oil medium-sized conventional royalty trust, anticipating to produce 20,000 to 20,500 boe per day in 2008 with headquarters in Calgary, Alberta.